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                             June 16, 2023

       Zhengjun Tao
       Chief Executive Officer
       Haoxin Holdings Limited
       Room 329-1, 329-2, No.1 Xingye Yi Road
       Ningbo Free Trade Zone
       Ningbo, Zhejiang Province 315807
       People's Republic of China

                                                        Re: Haoxin Holdings
Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed June 6, 2023
                                                            File No. 333-269681

       Dear Zhengjun Tao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-1 filed June 6, 2023

       Dilution, page 61

   1. In the Dilution table on page 61, please explain your reason for changing the consideration amount contributed by
the existing shareholders from the previously reported $2,957,300 to the current $1,200,
although you indicated in your response to prior comment 5 that the entire $2,957,300
additional paid in capital amount was contributed in cash. Please revise as appropriate.
 Zhengjun Tao
FirstName  LastNameZhengjun Tao
Haoxin Holdings Limited
Comapany
June       NameHaoxin Holdings Limited
     16, 2023
June 16,
Page 2 2023 Page 2
FirstName LastName
Signatures, page II-3

2. Please revise to clarify the signature of your authorized representative in the United
         States. In that regard, it appears that Colleen De Vries is signing on behalf of another company, but such company has not been identified in the signature block.
Exhibits

3. We note that the legal opinion and consent filed as Exhibit 99.2 is dated February 10,
         2023, and states that such Opinion is issued solely based on the Documents PRC counsel had received from the Company and the PRC Subsidiaries as of the date of the
         Opinion. We further note that statements attributable to counsel regarding subsequent developments have been added to your prospectus disclosure since such time. Please file an updated opinion and consent from counsel.
       You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff
Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      William S. Rosenstadt